UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

CHINA RUNJI CEMENT INC.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

338181100
(CUSIP Number)

Qiong Yang
No.1, East Street, Cao Ta Town, ZhuJi City
ZheJiang Province, People’s Republic of China

(011) 0086 565 4219871
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qiong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 6,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

Item 1.                      Security and Issuer.

This Statement relates to shares of common stock, $.0001 par value (the “Common Stock”), of China Runji Cement Inc., a Delaware corporation (the “Issuer”). At present, there are 78,832,064 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Person is Qiong Yang, a citizen and resident of the People’s Republic of China (hereinafter, “Ms. Yang”), who is the adult daughter of Xuanjun Yang, Director of the Issuer and Cai Ying Jiang. Ms. Yang lives in the household of her parents. The Reporting Person is the beneficial owner of 6,000,000 shares of Common Stock, representing 7.6% of the issued and outstanding shares of Common Stock.

The Issuer’s principal executive offices are located at  Xian Zhong Town, Han Shan County, Chao Hu City, Anhui Province, People’s Republic of China.

Item 2.                      Identity and Background.

a.	The name of the Reporting Person is Ms. Yang.

b.
The home address of Ms. Yang is No. 1, East Street, Cao Ta Town, ZhuJi City, ZheJiang Province, People’s Republic of China. Ms. Yang does not have a business address. Her registered address is the same as her home address.

c.
Ms. Yang does not have a principal business although she can receive mail at Anhui Province Runji Cement Co., Ltd., which has a principal business address of Xian Zhong Town, Han Shan County, Chao Hu City, An Hui Province, People’s Republic of China.

d.	During the past five years, Ms. Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Ms. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Yang is a citizen and resident of the People’s Republic of China.

Item 3.                      Source and Amount of Funds or Other Consideration.

Shouren Zhao, Chairman, CEO and President of the Issuer, transferred 6,000,000 shares of Common Stock to Ms. Yang, for no consideration, as part of a restructuring of the capital stock of the Issuer. The transfer is believed to be exempt from registration pursuant to Regulation S under the Securities Act of 1933, as amended. Ms. Yang made certain representations, warranties and agreements with Shouren Zhao in connection with her holding and disposition of the shares as part of his Regulation S compliance.

Item 4.                      Purpose of Transaction.

The purpose of the transaction was to implement a restructuring of the family ownership structure of 73,500,000 shares of Common Stock owned by Shouren Zhao.  After the transfers to family members and certain close business associates, Shouren Zhao retained beneficial ownership of 40,700,000 shares of Common Stock, representing 51.6% of the issued and outstanding shares of Common Stock.

Other than as heretofore described, Ms. Yang does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.                      Interest in Securities of the Issuer.

a.           The Issuer has 78,832,064 shares of Common Stock issued and outstanding. At present, Ms. Yang beneficially owns 6,000,000 shares of such Common Stock. Ms. Yang disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Ms. Yang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Yang	6,000,000	7.6%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Yang	-0-	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Yang	6,000,000	7.6%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding

Ms. Yang	-0-	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships between Ms. Yang and between such persons and any person with respect to any securities of the Issuer. Ms. Yang represents that no such contracts, arrangements, understandings or relationships currently exist except as disclosed therein.

Item 7.                      Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIONG YANG

By: /s/ Qiong Yang
Name: Qiong Yang

Date: July 31, 2008